EXHIBIT 99.8

IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

KATHLEEN GOLDHIRSCH,	X
:
Plaintiff,	:
:
v.	:	C.A. No. 20376-NC
:
HANDSPRING, INC., JEFFREY C. HAWKINS,	:
DONNA L. DUBINSKY, EDWARD T. COLLIGAN,	:
DAVID G. PINE, GLEN NOGA, PATRICIA A.	:
TOMLINSON, JOHN HARTNETT, MICHAEL E.	:
GALLUCCI, GREGORY S. WOOCK, CELESTE	:
BARANSKI, KAREN SIPPRELL, JOE SIPHER,	:
WILLIAM KENNARD, MITCHELL E.	:
KERTZMAN, KIM B. CLARK, L. JOHN DOERR,	:
AND BRUCE W. DUNLEVIE AND	:
PALM, INC.,	:
:
Defendants.	X

Plaintiff alleges upon personal knowledge as to herself, and upon information and belief based as to all other allegations herein, as follows:

NATURE OF THE ACTION

1. This is a class action on behalf of the public stockholders of Handspring, Inc., (“Handspring” or the “Company”) in connection with the proposed acquisition of the outstanding shares of Handspring common stock by defendant Palm, Inc. (“Palm”) for inadequate consideration and in breach of the fiduciary duties which Handspring’s directors, the above-named individual defendants, owe to Handspring’s shareholders (the “Proposed Transaction”). Plaintiff seeks to enjoin the proposed transaction or, alternatively, to rescind the transaction and/or recover damages in the event the transaction is consummated.

THE PARTIES

2. Plaintiff has been, at all times relevant to this action, and continues to be, an owner of Handspring shares.

3. Handspring is a Delaware corporation with its principal executive offices located at 189 Bernardo Avenue, Mountainview, California. Handspring is a leading innovator in personal communications and handheld computing. The Company’s products include the award-winning Treo family of smartphones and client server software for fast Web access from handheld devices and mobile phones.

4. Defendants Jeffrey Hawkins, Donna L. Dubinsky, Edward T. Colligan, David G. Pine, Glen Noga, Patricia A. Tomlinson, John Hartnett, Michael E. Gallucci, Gregory S. Woock, Celeste Baranski, Karen Sipprell, Joe Sipher, Eilliam Kennard, Mitchell E. Kertzman, Kim B. Clark, L. John Doerr, and Bruce W. Dunlevie are the directors of Handspring (collectively, the “Individual Defendants”).

(a) In addition, defendant Dubinsky serves as President, Chief Executive Officer and Acting Chief Financial Officer of Handspring; defendant Hawkins serves as Chairman of the Board of the Company and Chief Product Officer of Handspring; and defendant Colligan serves as Chief Operating Officer of Handspring.

5. The Individual Defendants owe Handspring’s public stockholders fiduciary obligations and were and are required to: use their ability to control and manage Handspring in a fair, just and equitable manner; act in furtherance of the best interests of Handspring’s public stockholders; maximize stockholder value in connection with a change of ownership and control;

govern Handspring in such a manner as to heed the expressed views of its public shareholders; and refrain from abusing their positions of control.

CLASS ACTION ALLEGATIONS

6. Plaintiff brings this action on her own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all shareholders of the Company (except defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants’ actions as more fully described herein (the “Class”).

7. This action is properly maintainable as a class action because:

(a) The Class is so numerous that joinder of all members is impracticable. There are in excess of 148 million shares of Handspring common stock which are outstanding, held by thousands of stockholders who are members of the Class.

8. There are questions of law and fact which are common to the Class including, inter alia, the following: (a) whether the Individual Defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the members of the Class; and (b) whether the Class is entitled to injunctive relief or damages as a result of defendants’ wrongful conduct.

9. Defendants have acted in a manner which affects plaintiff and all members of the Class alike, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the Class as a whole.

10. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of other members or substantially impair or impede their ability to protect their interests.

SUBSTANTIVE ALLEGATIONS

11. On June 4, 2003, Handspring and Palm jointly issued a press release announcing that they had reached a definitive merger agreement for Palm to acquire the outstanding stock of Handspring. Board composition of the combined business units will include five current executives or directors of Handspring. The Palm Board also approved the spin-off of PalmSource, Inc.

12. Under the terms of the proposed transaction, Handspring’s shareholders will receive 0.09 Palm shares, worth $1.09 as of June 3, 2002—and no shares of PalmSource—for each share of Handspring common stock owned. Palm will issue approximately 13.9 million shares to Handspring’s stockholders. Handspring stockholders will own about 32% of the merged company and Palm’s shareholders will own about 68%.

13. As reported in the press, the value of Handspring’s shares on June 3, 2003—the unaffected market price at the close of trading on the day before the announcement of the transaction—was $1.11 per share. On June 2, 2003, Handspring traded at $1.22 per share. Therefore, the value of the consideration offered per Handspring share ($1.09) in the Proposed Transaction reflects a discount, thus depriving shareholders of any premium for their shares.

14. Throughout 2002, Handspring announced strong gross profits. Net operating losses decreased every quarter of 2002. Giving consideration to Handspring’s historical success and future prospects, the Proposed Transaction represents inadequate value for Handspring.

15. The Individual Defendants failed to make an informed decision, as no market check of the Company’s transactional value was obtained. In agreeing to the merger, the Individual Defendants failed to properly inform themselves of Handspring’s highest transactional value.

16. The Individual Defendants’ fiduciary obligations under these circumstances require them to:

(a) Undertake an appropriate evaluation of Handspring’s net worth as a merger/acquisition candidate; and

(b) Actively evaluate the proposed transaction and engage in a meaningful auction with third parties in an attempt to obtain the best value for Handspring’s shareholders.

17. The Individual Defendants have violated the fiduciary duties they owe to Handspring’s shareholders. The Individual Defendants’ agreement to the terms of the transaction, its timing, and the failure to auction the Company and invite other bidders, and defendants’ failure to provide a market check demonstrate a clear absence of the exercise of loyalty to Handspring’s public shareholders.

18. The Individual Defendants have breached their fiduciary duties by reason of the acts and transactions complained of herein, including their decision to merge with Palm without making the requisite effort to obtain the best offer possible.

19. The terms of the proposed merger are unfair to the Class, and the unfairness is compounded by the gross disparity between the knowledge and information possessed by the Individual Defendants by virtue of their positions of control of Handspring and that possessed by Handspring’s public shareholders.

20. Defendant Palm has knowingly aided and abetted the breaches of fiduciary duty committed by the Individual Defendants to the detriment of Handspring’s public shareholders. Indeed, the proposed merger could not take place without the active participation of Palm. Furthermore, Palm and its shareholders are the intended beneficiaries of the wrongs complained of and would be unjustly enriched absent relief in this action.

21. Plaintiff and other members of the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of Handspring’s assets and business and have been and will be prevented from obtaining fair and adequate consideration for their shares of Handspring.

22. By reason of the foregoing, each member of the Class will suffer irreparable injury absent injunctive relief in this action.

23. Plaintiff and other members of the Class have no adequate remedy at law.

WHEREFORE, plaintiff demands judgment against defendants as follows:

A. Declaring that this action is properly maintainable as a class action and certifying plaintiff as the representative of the Class;

B. Preliminarily and permanently enjoining defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from proceeding with, consummating, or closing the proposed transaction;

C. Ordering the Individual Defendants to take all steps necessary to maximize shareholder value, including open bidding and/or a market check;

D. In the event that the proposed transaction is consummated, rescinding it and setting it aside or awarding the Class rescissory damages;

E. Awarding the Class compensatory damages against defendants, individually and severally, in an amount to be determined at trial, together with pre-judgment and post-judgment interest at the maximum rate allowable by law;

F. Awarding plaintiff the costs of this action and reasonable allowances for fees of plaintiff’s counsel and expert; and

G. Granting plaintiff such other and further relief as the Court may deem just and proper.

ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A.

By:	/s/ [ILLEGIBLE]
919 North Market Street
Suite 1401
Post Office Box 1070
Wilmington, Delaware 19899
(302) 656-4433

OF COUNSEL:

MILBERG WEISS BERSHAD HYNES & LERACH LLP

Steven G. Schulman

Anita B. Kartalopoulos

One Pennsylvania Plaza

49th Floor

New York, New York 10019

(212) 594-5300

- and -

Seth Rigrodsky

919 North Market Street

Suite 411

Wilmington, Delaware 19801

(302) 984-0597

FARUQI & FARUQI, LLP

320 East 39th Street

New York, New York 10016

(212) 983-9330

Attorneys for Plaintiff